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Ira A. Rosenberg Member Admitted In FL, NJ, NY Direct Dial: 973-643-5082 Email: irosenberg@sillscummis.com	600 College Road East Princeton, NJ 08540 Tel: (609) 227-4600 Fax: (609) 227-4646

Attention:	Susan Block, Attorney-Advisor
Sonia Bednarowski
Effie Simpson
Jean Yu

Re:	Unique Fabricating, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 22, 2015
File No. 333-200072

Ladies and Gentlemen:

We are submitting this letter on behalf of Unique Fabricating, Inc. (the “Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by comment letter dated June 26, 2015 (the “Comment Letter”) relating to Amendment No. 3 to the above-referenced registration statement on Form S-1 of the Company filed on June 22, 2015 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter; the Staff’s comments are set forth in bold italics. All page numbers in the response below refer to Amendment 4 to the Registration Statement, except as otherwise noted herein. For the convenience of the Staff, we also are sending, copies of this letter and word copies of Amendment No. 4 that are marked to show changes from Amendment No. 3 to the Registration Statement.

United States Securities and Exchange Commission

June 29, 2015

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to include updated disclosures.

Capitalization, page 25

1.	Please revise your introductory paragraph to the capitalization table to include a bullet point which states you are also giving effect to the reclassification of redeemable common stock from temporary equity to permanent equity.

The Company has added a bullet point to the introductory paragraph in the Capitalization table stating that the table also gives effect to the reclassification of redeemable common stock to stockholders equity.

Unaudited Pro forma Condensed Consolidated Financial Information, page 29

2.	Please revise the column heading “As Adjusted Before Offering” to “Unique” as it represents your historical results of operations for the twelve weeks ended March 29, 2015. Similarly revise the table heading on page 30 under footnote (3).

The Company has revised the column heading on page 29 and in footnote (3) on page 30 to Unique.

Properties, page 61

3.	We note your revised disclosure on page 44 that construction on a new facility in Lafayette, GA was substantially completed in April 2015. To the extent that property has not yet been completely constructed, please disclose that here by a footnote to the table or otherwise.

The Company has added a footnote to the Properties table to disclose that the property has been substantially completed.

Plan of Distribution; Underwriting, page 84

4.	Please include a table in this section that will show the respective number of shares each underwriter will agree to purchase pursuant to the underwriting agreement. Please refer to Item 508 of Regulation S-K.

The Company has included a table in this section to show the number of shares each underwriter will agree to purchase pursuant to the underwriting agreement in compliance with Item 508 of Regulation S-K.

United States Securities and Exchange Commission

June 29, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (973) 643-5082 or Steven Wasserman at (973) 286-5509.

Very truly yours,

Ira A. Rosenberg
Sills Cummis & Gross P.C.

cc:	John Weinhardt
Unique Fabricating, Inc.

Steven Wasserman
Sills Cummis & Gross P.C.

Donald Figliulo
Polsinelli, P.C.